     Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Compass Bancshares, Inc.
Commission File No. 1-31272

Below is an e-mail sent to employees of Compass Bancshares, Inc. on August 3, 2007.

Proxy Voting Deadline Approaching

Employees who own or control Compass Bancshares stock have received proxy cards and information to submit their votes concerning a proposal to approve and adopt the transaction agreement between Compass and BBVA. Compass encourages all shareholders to vote. The failure to submit a proxy card or to vote in person at the special shareholders meeting on Aug. 8 is equivalent to a vote “AGAINST” approval of the transaction. The deadline to submit votes electronically over the Internet or by telephone is 7 p.m. Eastern Time on August 7, 2007. Votes mailed through U.S. Mail must be received by Tuesday. You will receive separate information about how to elect to receive cash and/or BBVA American Depositary Shares, subject to proration, in connection with the Compass-BBVA transaction.

Cautionary Statement Regarding Forward-looking Information

Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties. Compass cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Compass and BBVA, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Compass stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Compass’ and BBVA’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Compass disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about Compass, BBVA, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus was mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by Compass and BBVA with the SEC at the SEC’s website at www.sec.gov, from Compass’ Investor Relations department or from BBVA’s Investor Relations department.

Participants in the Transaction

Compass, BBVA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Compass’ directors and executive officers is available in Compass’ proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006, and information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F/A, which was filed with the SEC on June 28, 2007. Additional information regarding the interests of such potential participants is also included in the definitive proxy statement/prospectus for the proposed transaction and the other relevant documents filed with the SEC.